Mail Stop 3561

January 22, 2007

Karl W. Miller
Chief Executive Officer
MMC Energy, Inc.
26 Broadway, Suite 907
New York, NY 10004

      Re: **MMC Energy, Inc.**
             Registration Statement on Form SB-2
             Filed December 27, 2006
             File No. 333-139694

             Form 10-QSB for Fiscal Year Ended September 30, 2006
             Filed November 8, 2006
             File No. 0-51968

Dear Mr. Miller:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

1. On the facing page, please add a sentence indicating that the securities are being offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act. See interpretation D.36 of the Manual of Publicly Available Telephone Interpretations (July 1997).

Selling Stockholders, page 22

2. We note that some of the selling shareholders are non-natural persons. Please disclose the natural persons who exercise sole or shared voting or investment power over the entity. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote.

3. We presume that some of your selling shareholders are registered broker-dealers or affiliates of registered broker-dealers because your disclosure in the third paragraph of page 22 would seem to indicate that you intend to provide quantified disclosure about the number of these selling shareholders, as well as accompanying disclosure in the footnotes of the table that follows. Please identify all selling shareholders who are registered broker-dealers and tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.

Undertakings, page II-3

4. Please include the undertakings in Item 512(g)(2) of Regulation S-B.

Form 10-QSB for Fiscal Quarter Ended September 30, 2006
Controls and Procedures, page 24

5. We note your disclosure that your chief executive officer and principal financial officer concluded that your disclosure controls "[a]re effective as of such date to ensure that information required to be disclosed by us in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms." As you have included a portion of the definition of disclosure controls and procedures with your effectiveness conclusion, you must include the entire definition. Please confirm that in future filings, you will revise to disclose, if true, that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Exhibits 31.1 and 31.2

6. We note that you have included the title of the certifying individual at the beginning of the 302 certifications. Please confirm that in future filings, you will delete the title of the certifying individual in the 302 certifications.

******

       As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, Mara Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: John Edwin Depke, Esq.
        DLA Piper US LLP
        (212) 335-4501